SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D**

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Cedar Fair, L.P.
(Name of Issuer)

Units Representing Limited Partner Interests
(Title of Class of Securities)

150185106
(Cusip Number)

Brandon Teague
301 Commerce Street, Suite 3200
Fort Worth, Texas 76102
(817) 332-9500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 18, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of units reported herein is 10,021,418, which constitutes approximately 18.2% of the total number of units outstanding.  All ownership percentages set forth herein assume that there are 55,207,944 units outstanding.

1.     Name of Reporting Person:

           Q Funding III, L.P.

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) / X /

3.     SEC Use Only

4.     Source of Funds: OO (See Item 3)

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

          /   /

6.     Citizenship or Place of Organization: Texas

                         7.     Sole Voting Power:  6,642,100
Number of
Shares
Beneficially      8.     Shared Voting Power:  -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  6,642,100
Person
With
                        10.     Shared Dispositive Power:  -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

           6,642,100

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

            /   /

13.     Percent of Class Represented by Amount in Row (11): 12.0%

14.     Type of Reporting Person: PN

1.     Name of Reporting Person:

           Q4 Funding, L.P.

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) / X /

3.     SEC Use Only

4.     Source of Funds: OO (See Item 3)

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

          /   /

6.     Citizenship or Place of Organization: Texas

                         7.     Sole Voting Power:  3,379,318
Number of
Shares
Beneficially      8.     Shared Voting Power:  -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  3,379,318
Person
With
                        10.     Shared Dispositive Power:  -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

           3,379,318

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

            /   /

13.     Percent of Class Represented by Amount in Row (11): 6.1%

14.     Type of Reporting Person: PN

Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated February 12, 2010 (the "Schedule 13D" ), relating to the Units Representing Limited Partner Interests of Cedar Fair, L.P.  Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION.

          Item 4 is hereby amended by adding at the end thereof the following:

On February 18, 2010, the Reporting Persons sent the following letter:

Dear Fellow Unitholders of Cedar Fair, L.P.:

     As the largest unitholder of Cedar Fair, we urge you to vote AGAINST the proposed acquisition of our company by Apollo Global Management. This transaction, we believe, substantially undervalues the company.

     Apollo Global Management late last year made an offer to acquire all units of Cedar Fair for $11.50 per unit. Cedar Fair's Board recently sent you proxy materials asking you to approve the transaction even though the proposed buyout price represents what we believe to be a "bargain basement" price struck during one of the worst economic climates this country has ever seen.

     We are Cedar Fair's largest unitholder with currently approximately 18% of the units, and we are voting AGAINST the transaction. We urge all other unitholders to do the same. It is unfortunate that throughout this past year the units have declined as the company both endured the recent recession and battled increasingly restrictive covenants under its bank agreement, all resulting in the suspension of distributions to unitholders.

     Apollo Global Management, a very sophisticated investor, is evidently trying to take advantage of this "perfect storm" of events to buy the company for well below what we believe to be its inherent value, particularly given the improving economy and financial markets. In our opinion, this is the exact wrong time to sell the company.

     Since the transaction was originally announced, we believe the bank funding markets have continued to improve, and we also believe the company may be able to negotiate with its current bank group to allow some cash distributions to unitholders. In our view, as evidence the bank funding markets are improving, we need to look no further than Apollo Global Management's success in securing approximately $1.95 billion in debt to help finance their potential transaction, a figure that is higher than the $1.63 billion of debt that Cedar Fair had outstanding on its balance sheet as of December 31, 2009.

     We are a firm believer in this company and feel that as the economy improves, it has every chance of returning to the same unit valuations it achieved before the recession. We hope that you feel the same way and will join us in voting AGAINST this transaction.

                                                                         Sincerely Yours,

                                                                        Q Funding III & Q4 Funding

Vote AGAINST the proposed acquisition of our company by Apollo Global Management!

You should be receiving Cedar Fair's proxy materials directly from the company. We are not soliciting proxies, so please cast your vote AGAINST the acquisition directly on Cedar Fair's proxy card by submitting your proxy by phone, internet or by checking the "AGAINST" box on the proxy card you receive from Cedar Fair and signing, dating and returning the card to the company. If you have any questions or need assistance in voting your units, please call D.F. King & Co., Inc., which is assisting us, toll free at 1-800-735-3591.

Only your latest dated proxy card counts so you can change your vote even if you have previously voted. The Special Meeting is scheduled for March 16, 2010.

          Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED: February 18, 2010

Q FUNDING III, L.P. By: Prufrock Onshore, L.P., its general partner By: J Alfred Onshore, LLC, its general partner By: /s/ Brandon Teague Brandon Teague, Director of Trading

Q4 FUNDING, L.P. By: Star Spangled Sprockets, L.P., its general partner By: Excalibur Domestic, LLC, its general partner By: /s/ Brandon Teague Brandon Teague, Director of Trading